Peter B. Hamilton
Senior Vice President and Chief Financial Officer

November 3, 2008

Mr. Brian R. Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549-0306

RE:         Brunswick Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Form 10-Q for the quarter ended June 28, 2008
Filed July 29, 2008
File No. 001-01043

Dear Mr. Cascio:

This letter sets forth the response of Brunswick Corporation (the “Company”) to the Commission’s comment letter dated October 24, 2008.  The Company has reproduced each of the staff’s comments and indicated its response thereafter.  Please note that the Company filed its third quarter Quarterly Report on Form 10-Q (the “Third Quarter 10Q”) on November 3, 2008.  The Company has reviewed this response with its current external auditors, who agree with the Company’s position.

Form 10-Q as of June 28, 2008
Note 3 – Restructuring Activities, Page 8

1.	In future filings please provide roll-forwards of the restructuring liabilities for each significant exit plan pursuant to paragraph 20b of SFAS 146.

Response:

The Company has expanded its disclosures in the Third Quarter 10Q in Item 1. Notes to the Consolidated Financial Statements, Note 3 - Restructuring Activities.  The Company has shown the activity related to the ongoing 2008 initiatives, along with charges incurred, cash paid and the remaining liability associated with these initiatives.  The 2006 and 2007 initiatives were completed prior to September 27, 2008.  Accordingly, no roll-forward has been presented, although disclosure related to these initiatives has been expanded.

The Company will address and incorporate the disclosures for the completed 2006 and 2007 actions in the 2008 Annual Report under Form 10-K (“2008 Annual Report”), and subsequent filings.

2.
As a related matter, please ensure that future disclosures provide disaggregated quantified disclosure for individually significant exit plans. Please refer to paragraph 20 of SFAS 146 and  the disclosure guidance from SAB Topic 5-P.

Response:

The Company has expanded its disclosures in its Third Quarter 10Q in Note 3 - Restructuring Activities to the Consolidated Financial Statements and Item 2. Management’s Discussion and Analysis (MD&A) Overview and Outlook, Restructuring Activities section by discussing each of the announced restructuring initiatives and highlighting the nature of costs incurred under the various actions.  The Company has disaggregated restructuring and exit activities based on the specific driver of cost and quantified disclosures for the restructuring actions.

The Company will similarly address and incorporate these expanded disclosures for all restructuring actions in the 2008 Annual Report and subsequent filings.

Brunswick Corporation 1 N. Field Court   Lake Forest   IL   60045
Telephone 847-735-4241 Facsimile 847-735-4042

Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended June 28, 2008
File No. 001-01043

3.
In future filings please provide a description and quantification of the significant components of “transformation and other costs” included in earnings. We see that these costs are significant to the total charge recognized during the six month period.

Response:

The Company has expanded its disclosures in its Third Quarter 10Q in the Notes to the Consolidated Financial Statements, Note 3 - Restructuring Activities, to describe and quantify the impact of these costs, which include consolidation of manufacturing footprint, retention and relocation costs, and consulting costs.

The Company will similarly address and incorporate these expanded disclosures for all restructuring actions in the 2008 Annual Report and subsequent filings.

4.
In light of the significant increase in restructuring and exit activities, in future filings please provide an accounting policy disclosure that explains how you measure the underlying restructuring and exit charges, including how you determine the appropriate accounting period to recognize the expenses. Please make your disclosure specific to the nature of the actual costs incurred. Please also add disclosure that relates the actual charges recognized in each period to the actual progress of the underlying restructuring activities.

Response:

The Company has expanded its disclosures in its Third Quarter 10Q in the Notes to the Consolidated Financial Statements, Note 3 - Restructuring Activities, to further describe the Company’s method for recognizing and measuring restructuring costs under the guidance of Statement of Financial Accounting Standards (SFAS) 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.

The Company will similarly address and incorporate these expanded disclosures in the 2008 Annual Report and subsequent filings.

5.
Under impairment charges, in future filings please disclose how you determined the amounts of the charges and the related GAAP applied. We presume based on the varied nature of your restructuring and exit activities and the current economic environment that you have applied more than one basis in GAAP in determining the appropriate accounting for impairments. Please also provide expanded narrative and appropriate disaggregated quantified disclosure that explains how the charges relate to the underlying restructuring and exit activities or were caused by other factors, as appropriate. Where charges were based on fair value determinations, please also disclose how fair value was determined.

Response:

The Company has expanded its disclosures in its Third Quarter 10Q in Note 2 – Goodwill and Trade Name Impairments and Note 3 - Restructuring Activities to the Consolidated Financial Statements to reflect the circumstances that prompted the asset impairments in the period, the appropriate basis of GAAP and the method for measurement of indefinite-lived and definite-lived asset impairments in accordance with SFAS 142, Goodwill and Other Intangible Assets, and SFAS 144.

The Company will similarly address and incorporate these expanded disclosures in the 2008 Annual Report and subsequent filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

6.
Please expand future filings to describe the expected effects on future earnings and cash flow resulting from the restructuring and exit activities. In that regard, please quantify expected cost savings and disclose the initial period in which those effects are expected to be realized, including whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. The discussion should identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.). In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, please describe that outcome, its reasons, and its likely effects on future operating results and liquidity.

Response:

The Company has expanded its disclosures in its Third Quarter 10Q in the MD&A and in Notes to the Consolidated Financial Statements, Note 3 - Restructuring Activities, to describe the expected effects on future earnings and cash flow, financial statement line items impacted and quantification of expected costs and associated savings resulting from the restructuring and exit activities.

The Company will similarly address and incorporate these expanded disclosures in the 2008 Annual Report and subsequent filings.

Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended June 28, 2008
File No. 001-01043

7.
As a related matter, while we see that MD&A provides some summary discussion of the restructuring and exit activities please ensure that future MD&A disclosure fully considers all of the relevant quantitative and qualitative disclosure guidance from SAB Topic 5-P.

Response:

The Company has expanded its disclosures in its Third Quarter 10Q in the MD&A to provide summary discussion of the restructuring and exit activities in the Overview and Outlook, Restructuring Activities section.

The Company will similarly address and incorporate these expanded disclosures in the 2008 Annual Report and subsequent filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Thank you for your consideration in these matters.  Please direct questions on this response letter to my attention.

Sincerely,

/s/ PETER B. HAMILTON
Peter B. Hamilton
Senior Vice President and Chief Financial Officer